HINDALCO

ADITYA BIRLA GROUP

SUPPL

Ref:AM:PVK:1024:2008 *Date:- 14th January, 2008*

Securities and Exchange Commission
Attn: International Corporate Finance [redacted]
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
United States of America
Fax No. 001 202 5513 450
TEL No. 001 202 551-6551

08000426

Re.: Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

This is to notify you that under Clause 41 of the Listing Agreement that a Meeting of the Board of Directors of the Company will be held on ***Wednesday,*** *the* ***30th January, 2008,*** *to consider amongst other items of Agenda the Unaudited Financial Results (Provisional) of the Company, for the Third Quarter and Nine Months ended on 31st December, 2007.*

Thanking you,

Yours faithfully,
For ***Hindalco Industries Limited,***

ANIL MALIK
Asst. Vice-President &
Company Secretary

PROCESSED
JAN 30 2008
THOMSON
FINANCIAL

1/29

HINDALCO INDUSTRIES LIMITED
Regd. & M.H. Office : Century Bhavan, 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai - 400 030. • Tel.: 6662 6666 • Fax : 2422 7586 / 2436 2516

AM/STOEX-GN/06 January 15, 2008

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D C 20549
United States of America
Fax No. 001 202 5513 450
TeL No. 001 202 551 6554

Reg : Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

SUB : SECRETARIAL AUDIT REPORT

Please find enclosed herewith the Secretarial Audit Report issued by the Practicing Company Secretary of the Company, for the quarter ended **31st December, 2007.**

Please acknowledge receipt.

Thanking you,

Yours faithfully,
For HINDALCO INDUSTRIES LTD

ANIL MALIK
ASST.VICE PRESIDENT & COMPANY SECRETARY

Encl : as above.

Mahesh Soni
B. Com., A.C.A., F.C.S.

Practising Company Secretary

Tel.: 2205 4104 / 5 / 6
TeleFax : (022) 2205 4106
308, Maker Bhavan No. III,
21, New Marine Lines,
Mumbai - 400 020.
E-mail : maheshsonifcs@rediffmail.com

Ref. No.______________ Date________________

SECRETARIAL AUDIT REPORT

1	For Quarter Ended	31/12/2007	
2	ISIN	INE038A01020	IN9038A01028
3	Face Value	Fully Paid up	Partly Paid up
4	Name of the Company	HINDALCO INDUSTRIES LIMITED	
5	Registered Office Address	Century Bhavan,3rd Floor,Dr A.B.Road,Worli,Mumbai 400 030	
6	Correspondence Address	Same as above	
7	Telephone & Fax Nos.	Tel: 91-22 6662 6666 Fax: 91-22 2422 7586 / 24362516	
8	Email address	amalik@adityabirla.com	
9	Names of the Stock Exchanges where the company's securities are listed:	Bombay Stock Exchange Ltd., Mumbai AND National Stock Exchange of India Limited.	

		Number of Shares	% of Total Issued Cap.
10	Issued Capital	*122,71,30,192	100
11	Listed Capital (Exchange-wise) (as per company records)	*122,71,30,192	100

*Includes 23,18,82,222 Partly Paid Up Shares.

12	Held in demaerialised form in CDSL	9,22,93,623	7.52
13	Held in demaerialised form in NSDL	91,04,69,657	74.19
14	Physical	22,43,66,912	18.29
15	Total No. of shares (12+13+14)	122,71,30,192	

16 Reasons for difference, if any, between (10 & 11), (10 & 15), (11 & 15): N/A

17 Certifying the details of changes in share capital during the quarter under consideration as as per Table below:

Particulars*	No. of shares	Applied/ Not Applied for listing	Listed on Stock Exchanges (Specify Names)	whether intimated to NSDL	In-prin. appr. pending for SE (Specify Names)
–	–	–	–	–	–

*Rights, Bonus, Preferential issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify). N/A

MAHESH SONI * Practising Company Secretary M.No.F.3706 MUMBAI

18 Reference of the previous quarter with regards to excess dematerialised shares, if any: NIL

19 Has the company resolved the matter mentioned in point no. 18 above in the current quarter ? If not, reason why ? NOT APPLICABLE

20 Register of Members is updated (Yes / No) UPDATED
If not, updated upto which date

21 Mention the total no. of requests, if any confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	Reasons for delay
Confirmed after 21 Days	–	–
Pending for more than 21 Days	–	–

22 Name, Telephone & fax No. of the Compliance Officer of the Co.
Mr. Anil Mallik
Tel: 6662 6666 Fax: 2422 7586.

23 Name, Telephone & fax No, Regn. No. of the Auditor.
Mr. Mahesh Soni
Tel:2205 4104, 98202 20451
FCS : 3706, COP : 2324

24 Appointment of common agency for share registry work

THE COMPANY IS HAVING IN-HOUSE CONNECTIVITY FOR BOTH PHYSICAL & DEMAT MODE OF TRANSFERS.

25 Any other detail that the Auditor may like to provide (e.g. BIFR company, delisting from SE, company changed its name etc.)

The Company has got its Shares delisted from Delhi, Chennai and Kolkatta Stock Exchanges.

MAHESH SONI FCS:3706 MUMBAI Company Secretary

[MAHESH SONI]
PRACTISING COMPANY SECRETARY
FCS : 3706 , COP : 2324

MUMBAI
12-Jan-08

END